FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

November 17, 2010

Item 3

News Release

The news release was disseminated through Canada Newswire on November 17, 2010.

Item 4.

Summary of Material Change

CanAlaska Briefs Shareholders on 2010-2011 Corporate Developments

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, November 17th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) has been carrying out extensive uranium exploration in the Athabasca Basin in the Province of Saskatchewan since 2004.  The Company is working on 21 exploration projects which cover a vast 1 million hectares (4,000 sq. miles), with multiple prospective targets.

The Company has been working closely with major funding partners from Japan and Korea, and more recently, China, with total exploration expenditures over the past 6 years exceeding Cdn$75 mil.  CanAlaska possesses its own in-house exploration staff and undertakes exploration programs for both itself and for its Joint Venture partners as Operator.  This operational structure maintains strong continuity for our exploration efforts and provides extensive benefits and cost savings.  Logistical and operations support is maintained from the main field office in Saskatoon, supported by a logistical warehouse and expediting centre located in La Ronge, Saskatchewan.

In fiscal 2009, the Company successfully carried out Cdn$9.1 mil. of exploration, with continued target vectoring at its Cree East and West McArthur projects, and new target discoveries at Cree East, Fond Du Lac, and at Collins Bay.  In the first two quarters of 2011, the Company expects to carry out a minimum Cdn$7.5 mil. of exploration on various uranium projects.

Exploration in later 2010 and early 2011 will focus on the West McArthur and Cree East projects, followed by a ramp-up of exploration at the Collins Bay and Fond Du Lac projects.

Our partner, Westcan Uranium, at the Grease River project expects to be able to provide funding for drilling in March-April, 2010 and our partners at the McTavish project, Kodiak Exploration, have a very significant target to investigate with further drilling.

Our very large land position centered over the Wollaston Lake uranium belt in Manitoba is ready for detailed targeting and drilling.  The exploration permits for the NE Wollaston project drill programs have been issued, and the Company is currently discussing logistics and operations with the members of the Lac Brochet First Nations community, on whose traditional lands the Company will be working.  This area contains extensive uranium mineralization on surface, and multiple targets, identified from our previous work in 2005-2007.  The completion of the Manitoba Governments Community Consultation Protocol in early 2010 has now allowed the Company to resume exploration planning.  Several major exploration groups are interested in this project, and are presently reviewing geological data.  The Company is currently completing an independent NI43-101 report for publication.

CanAlaska made significant advances in 2009 and throughout 2010 in forging strong ties with world-wide uranium end-users and their exploration teams.  Currently, the Company is negotiating with four major groups for potential project joint ventures, as well as maintaining strong ties with its existing Korean and Japanese partners.  These negotiations and discussions are expected to provide major sources of funding to the Company and allow for the development of target areas indentified by exploration undertaken over the past six years.

Vice President - Corporate Development, Emil Fung states:  "Our progress has been evenly spread over our exploration projects during the past 6 years and we have identified significant priority targets, while maintaining our strategic land position in the Athabasca Basin.  The developing awareness of the Athabasca Basin as a politically stable and productive uranium region is of huge importance to countries who not only consume uranium, but who also heavily rely on multi billion-dollar nuclear reactor sales to provide for their GDP growth.  The building excitement for uranium suppliers and projects currently seen in the financial markets will continue to flow across the industry as an increasing number of new reactors enter electrical grid service.  CanAlaska is not only positioned for exploration successes on its well developed uranium targets, but is one of the few entities able to offer strategic exploration properties and investment partnerships in the Athabasca Basin, the Saudi Arabia of Uranium”.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of November 2010.